UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 4-1-02

For the month of April 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This current report on Form 6-K is hereby incorporated by reference into Deutsche Telekom's Registration Statement on Form F-3, File No. 333-12096.

TABLE OF CONTENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

VOICESTREAM WIRELESS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholder of Voicestream Wireless Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Voicestream Wireless Corporation and its subsidiaries (the "Company") at December 31, 2001, and the results of their operations, cash flows and stockholders' equity for the period from June 1, 2001 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Voicestream Wireless Corporation for the years ended December 31, 2000 and 1999 were audited by other independent accountants whose report dated February 7, 2001 expressed an unqualified opinion on those statements.

As discussed in Note 2, effective May 31, 2001, the Company was acquired and adopted a new basis of accounting whereby all assets and liabilities were adjusted to their estimated fair values. Accordingly, the consolidated financial statements for periods prior to May 31, 2001 are not comparable to consolidated financial statements presented on or subsequent to May 31, 2001.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
January 18, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Voicestream Wireless Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the results of operations, cash flows and stockholders' equity of Voicestream Wireless Corporation and its subsidiaries (the "Company") for the period from January 1, 2001 through May 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Voicestream Wireless Corporation for the years ended December 31, 2000 and 1999 were audited by other independent accountants whose report dated February 7, 2001 expressed an unqualified opinion on those statements.

As discussed in Note 2, effective May 31, 2001, the Company was acquired and adopted a new basis of accounting whereby all assets and liabilities were adjusted to their estimated fair values. Accordingly, the consolidated financial statements for periods prior to May 31, 2001 are not comparable to consolidated financial statements presented on or subsequent to May 31, 2001.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
January 18, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To VoiceStream Wireless Corporation:

We have audited the accompanying consolidated balance sheet of VoiceStream Wireless Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VoiceStream Wireless Corporation and subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Seattle, Washington
February 7, 2001

VOICESTREAM WIRELESS CORPORATION
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share and per share amounts)

	AS OF DECEMBER 31, 2001	AS OF DECEMBER 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ —	$ 1,154,896
Short-term investments	—	1,175,636
Accounts receivable, net of allowance for doubtful accounts of $119,794 and $100,600, respectively	602,767	469,475
Inventory	153,432	340,284
FCC license deposits and other current assets	308,528	223,634
Total current assets	1,064,727	3,363,925
Property and equipment, net of accumulated depreciation of $384,372 and $740,956, respectively	3,390,103	3,467,550
Goodwill, net of accumulated amortization of $488,529 and $348,575, respectively	16,265,790	9,075,605
Licensing costs and other intangible assets, net of accumulated amortization of $632,400 and $118,923, respectively	19,487,269	3,827,317
Investments in and advances to unconsolidated affiliates	994,976	498,869
Other assets and investments	37,055	44,477
	$ 41,239,920	$ 20,277,743
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 198,530	$ 150,632
Accrued liabilities	647,590	404,621
Deferred revenue	75,996	60,272
Construction accounts payable	348,600	207,462
Current portion of long-term debt	—	32,113
Total current liabilities	1,270,716	855,100
Long-term debt	1,861,518	5,719,886
Long-term notes payable to affiliates	4,110,393	—
Deferred tax liability	3,565,286	—
Other long-term liabilities	24,336	—
Minority interest in equity of consolidated subsidiaries	51,287	16,563
Preferred stock of consolidated subsidiary	—	312,513
VoiceStream voting preferred stock; $0.001 par value; 100,000,000 shares authorized; 3,906,250 shares issued and outstanding	5,000,000	5,000,000
Commitments and contingencies (see Note 9)		
Shareholders' equity:		
Common stock, $0.000001 and $0.001 par value, respectively, and paid-in capital; 1.0 billion shares authorized, 269,738,185 and 250,791,145 shares issued and outstanding, respectively	26,851,821	11,572,083
Deferred stock compensation	(35,891)	(8,412)
Accumulated other comprehensive income (loss)	655	(45,238)
Accumulated deficit	(1,460,201)	(3,144,752)
Total shareholders' equity	25,356,384	8,373,681
	$ 41,239,920	$ 20,277,743

See accompanying notes to consolidated financial statements.

VOICESTREAM WIRELESS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(dollars in thousands)

	JUNE 1, 2001 THROUGH DECEMBER 31, 2001	JANUARY 1, 2001 THROUGH MAY 31, 2001	FOR THE YEARS ENDED DECEMBER 31, 2000	1999
Revenues:				
Subscriber revenues	$ 1,477,804	$ 868,667	$ 1,172,748	$ 364,307
Prepaid revenues	245,216	158,893	237,079	2,495
Roamer revenues	102,101	73,128	110,245	9,295
Equipment sales	235,601	150,958	281,130	78,025
Affiliate and other revenues	48,011	18,922	133,871	22,512
Total revenues	2,108,733	1,270,568	1,935,073	476,634
Operating expenses:				
Cost of service (excludes stock-based compensation of $2,079, $610, $3,758 and $12,237, respectively)	470,808	286,897	526,493	115,112
Cost of equipment sales	473,708	265,629	513,955	136,584
General and administrative (excludes stock-based compensation of $4,853, $2,298, $44,138 and $38,255, respectively)	670,767	466,641	689,994	134,812
Sales and marketing (excludes stock-based compensation of $1,732, $508, $3,133 and $10,198, respectively)	775,499	466,513	796,272	211,399
Depreciation and amortization	1,531,936	559,409	810,827	140,812
Stock-based compensation	8,664	3,416	51,029	60,690
Total operating expenses	3,931,382	2,048,505	3,388,570	799,409
Operating loss	(1,822,649)	(777,937)	(1,453,497)	(322,775)
Other income (expense):				
Interest and financing expense	(224,493)	(224,471)	(477,613)	(103,461)
Equity in net losses of unconsolidated affiliates	(44,046)	(63,477)	(233,565)	(37,514)
Interest income and other, net	44,695	35,968	99,939	9,011
T-Mobile merger related costs	(1,539)	(118,885)	—	—
Accretion of preferred stock of consolidated subsidiary	—	(4,699)	(17,118)	—
Total other income (expense)	(225,383)	(375,564)	(628,357)	(131,964)
Net loss before income taxes	(2,048,032)	(1,153,501)	(2,081,854)	(454,739)
Income tax benefit	587,831	—	—	—
Net loss	(1,460,201)	(1,153,501)	(2,081,854)	(454,739)
2.5% junior preferred stock dividends	—	—	(12,535)	—
Net loss attributable to common shareholders	(1,460,201)	(1,153,501)	(2,094,389)	(454,739)
Other comprehensive income (loss):				
Foreign currency translation adjustment	444	(8,013)	(7,474)	—
Equity in net unrealized income (loss) on investment in securities held by unconsolidated affiliate	243	21,727	(21,026)	—
Net unrealized income (loss) on available-for- sale securities	(32)	15,333	(16,738)	—
Total other comprehensive income (loss)	655	29,047	(45,238)	—
Comprehensive loss	$ (1,459,546)	$ (1,124,454)	$ (2,139,627)	$ (454,739)

See accompanying notes to consolidated financial statements.

VOICESTREAM WIRELESS CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)

	COMMON STOCK	PAR VALUE AND PAID-IN CAPITAL	DEFERRED STOCK COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL
Balance, January 1, 1999	95,541,623	$ 994,789	$ —	$ —	$ (608,159)	$ 386,630
Shares issued:						
Stock compensation plans	763,737	3,643	—	—	—	3,643
Return of capital contribution	—	(20,000)	—	—	—	(20,000)
Deferred compensation	—	86,543	(85,954)	—	—	589
Amortization of deferred stock compensation	—	—	60,690	—	—	60,690
Exchange rights granted	—	30,564	—	—	—	30,564
Net loss	—	—	—	—	(454,739)	(454,739)
Balance, December 31, 1999	96,305,360	1,095,539	(25,264)	—	(1,062,898)	7,377
Shares issued:						
Stock compensation plans	3,909,652	61,832	—	—	—	61,832
Private placements, net	10,390,723	686,380	—	—	—	686,380
Omnipoint acquisition	52,952,399	2,247,115	—	—	—	2,247,115
Aerial acquisition	52,325,301	5,709,549	—	—	—	5,709,549
Exercise of warrants	328,762	55	—	—	—	55
Restricted stock	292,119	34,177	(34,177)	—	—	—
Conversion of 2.5% junior preferred	26,227,586	773,135	—	—	—	773,135
Conversion of preferred stock of consolidated subsidiary	146,376	3,779	—	—	—	3,779
Exercise of exchange rights	7,912,867	930,100	—	—	—	930,100
Amortization of deferred stock compensation	—	—	51,029	—	—	51,029
Exchange rights granted	—	42,957	—	—	—	42,957
Accretion of 2.5% junior preferred dividends	—	(12,535)	—	—	—	(12,535)
Net unrealized loss on investment securities	—	—	—	(16,738)	—	(16,738)
Equity in unrealized loss on investment securities held by unconsolidated affiliate	—	—	—	(21,026)	—	(21,026)
Foreign currency translation adjustment	—	—	—	(7,474)	—	(7,474)
Net loss	—	—	—	—	(2,081,854)	(2,081,854)
Balance, December 31, 2000	250,791,145	11,572,083	(8,412)	(45,238)	(3,144,752)	8,373,681
Shares issued:						
Stock compensation plans	3,082,973	42,587	—	—	—	42,587
Stock dividend	1,969,152	173,341	—	—	(173,341)	—
Conversion of preferred stock of consolidated subsidiary	8,422,737	235,905	—	—	—	235,905
Exercise of warrants	274,844	441	—	—	—	441
Exercise of exchange rights	4,321,334	463,696	—	—	—	463,696
Return of capital from Western Wireless	—	24,500	—	—	—	24,500
Return of cash from Omnipoint	—	2,970	—	—	—	2,970
Amortization of deferred stock compensation	—	—	2,543	—	—	2,543
Exchange rights granted	—	17,377	—	—	—	17,377
Net unrealized gain on investment securities	—	—	—	15,333	—	15,333
Equity in unrealized gain on investment securities held by unconsolidated affiliate	—	—	—	21,727	—	21,727
Foreign currency translation adjustment	—	—	—	(8,013)	—	(8,013)
Net loss	—	—	—	—	(1,153,501)	(1,153,501)
Balance, May 31, 2001	268,862,185	12,532,900	(5,869)	(16,191)	(4,471,594)	8,039,246
Elimination of historical equity on acquisition	—	(12,532,900)	5,869	16,191	4,471,594	(8,039,246)
Application of purchase						

	COMMON STOCK	PAR VALUE AND PAID-IN CAPITAL	DEFERRED STOCK COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL
accounting- VoiceStream acquisition	—	25,859,658	(44,555)	—	—	25,815,103
Shares issued (private issuance)	876,000	876,000	—	—	—	876,000
Tax effect on the exercise of stock options	—	116,163	—	—	—	116,163
Amortization of deferred stock compensation	—	—	8,664	—	—	8,664
Net unrealized loss on investment securities, net of tax	—	—	—	(32)	—	(32)
Equity in unrealized gain on investment securities held by unconsolidated affiliate, net of tax	—	—	—	243	—	243
Foreign currency translation adjustment, net of tax	—	—	—	444	—	444
Net loss	—	—	—	—	(1,460,201)	(1,460,201)
Balance, December 31, 2001	269,738,185	$ 26,851,821	$ (35,891)	$ 655	$ (1,460,201)	$ 25,356,384

See accompanying notes to consolidated financial statements.

VOICESTREAM WIRELESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	JUNE 1, 2001 THROUGH DECEMBER 31, 2001	JANUARY 1, 2001 THROUGH MAY 31, 2001	FOR THE YEARS ENDED DECEMBER 31, 2000	1999
Operating activities:				
Net loss	$ (1,460,201)	$ (1,153,501)	$ (2,081,854)	$ (454,739)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	1,531,936	559,409	810,827	140,812
Income tax benefit	(587,831)	—	—	—
Amortization of debt discount and premium	14,527	22,783	48,166	3,925
Equity in net losses of unconsolidated affiliates	44,046	63,477	233,565	37,514
Stock-based compensation	8,664	3,416	51,029	60,690
Allowance for bad debts	16,118	1,776	49,182	11,767
Other, net	(34,084)	(25,119)	28,458	1,528
Changes in operating assets and liabilities, net of effects of purchase accounting:				
Accounts receivable	(143,199)	(6,264)	(309,330)	(84,740)
Inventory	64,441	107,957	(254,498)	(42,890)
Other current assets	(38,831)	1,766	(26,727)	(6,296)
Accounts payable	94,250	(52,429)	110,081	6,706
Accrued liabilities	14,942	56,797	126,675	70,465
Net cash used in operating activities	(475,222)	(419,932)	(1,214,426)	(255,258)
Investing activities:				
Purchases of property and equipment	(659,276)	(809,983)	(1,418,068)	(401,621)
Acquisitions of wireless properties, net of cash acquired	(383,829)	(299,292)	(589,631)	(152,517)
Sales (purchases) of short-term investments, net	—	1,175,636	(1,175,636)	—
Investments in and advances to affiliates, net	(134,927)	(37,193)	(729,847)	(356,030)
Refund of deposit held by FCC (FCC deposits)	—	49,589	(150,758)	—
Other, net	6,678	26,863	(9,721)	(24,058)
Net cash provided by (used in) investing activities	(1,171,354)	105,620	(4,073,661)	(934,226)
Financing activities:				
Net proceeds from issuance of common and preferred stock	876,000	43,468	6,358,865	3,643
Long-term debt borrowings	—	—	3,540,000	2,622,526
Long-term debt repayments	(4,271,357)	(32,113)	(3,623,173)	(1,155,000)
Long-term debt borrowings from parent company	4,108,550	—	—	—
Outstanding checks in excess of bank balance	135,685	—	—	—
Cash entitlements on conversion of preferred stock of consolidated subsidiary	—	(81,711)	—	—
Deferred financing costs	—	—	(68,142)	(40,600)
Other, net	—	27,470	—	(13,709)
Net cash provided by (used in) financing activities	848,878	(42,886)	6,207,550	1,416,860
Change in cash and cash equivalents	(797,698)	(357,198)	919,463	227,376
Cash and cash equivalents, beginning of period	797,698	1,154,896	235,433	8,057
Cash and cash equivalents, end of period	$ —	$ 797,698	$ 1,154,896	$ 235,433

See accompanying notes to consolidated financial statements.

VOICESTREAM WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

VoiceStream Wireless Corporation ("VoiceStream," "we" or "us") provides personal communications services ("PCS") in urban markets in the United States using the Global System for Mobile Communications, or GSM, technology. VoiceStream was incorporated in June 1999 as a Delaware corporation to act as the parent company for business combinations involving our predecessor, now named VS Washington Corporation ("VS Washington").

On May 31, 2001, Deutsche Telekom AG ("Deutsche Telekom") acquired 100% of the common shares of VoiceStream. The merger qualified as a tax-free reorganization. VoiceStream shareholders received for each VoiceStream common share either 3.6693 shares of Deutsche Telekom stock and $15.7262 in cash, 3.6683 shares of Deutsche Telekom stock and $15.9062 in cash or 3.7647 shares of Deutsche Telekom stock. Deutsche Telekom transferred all of its VoiceStream shares to T-Mobile International AG ("T-Mobile"). T-Mobile is a wholly-owned subsidiary of Deutsche Telekom and is the holding company for Deutsche Telekom's principal GSM wireless operations in Europe and the United States. Upon consummation of the merger and the transfer by Deutsche Telekom of all of its VoiceStream common shares to T-Mobile (hereafter referred to as "the T-Mobile merger"), VoiceStream common shares were deregistered and delisted from NASDAQ and are no longer publicly traded. VoiceStream is now dependent on funding from Deutsche Telekom and/or T-Mobile to meet its working capital and investment requirements, debt service and other obligations.

On December 14, 2000, we acquired controlling interests in the following entities in exchange for approximately 7.9 million VoiceStream common shares and $51 million in cash: VoiceStream PV/SS PCS, L.P. ("VS PCS"); VoiceStream GSM I, LLC ("VS GSM"); VoiceStream GSM II Holdings, LLC and VoiceStream GSM III Holdings, LLC. On February 14, 2001, we acquired the remaining minority interests in VS PCS and VS GSM in exchange for approximately 4.3 million VoiceStream common shares. The operations of these entities are included in our results of operations subsequent to the closing dates of the respective acquisitions. The acquisitions were accounted for using the purchase method. Total consideration paid for the acquisitions, including liabilities assumed, was $1.9 billion.

On May 4, 2000, VoiceStream completed the acquisition by merger of Aerial Communications, Inc. ("Aerial"). The merger was accounted for using the purchase method. Pursuant to the merger agreement, we exchanged 0.455 of a share of VoiceStream common stock for each outstanding share of Aerial Series A common stock. Total consideration paid for the acquisition, including liabilities assumed, was $6.3 billion.

On February 25, 2000, pursuant to a reorganization agreement approved by the shareholders of VS Washington and Omnipoint Corporation ("Omnipoint"), VoiceStream, as a holding company, became the parent of VS Washington and of Omnipoint. The merger was accounted for using the purchase method. Pursuant to the merger agreement, we exchanged 0.825 of a share of VoiceStream common stock plus $8.00 in cash for each outstanding Omnipoint common share. Total consideration paid for the acquisition, including liabilities assumed, was $6.2 billion. In conjunction with the merger agreement signed on June 23, 1999, VoiceStream invested a total of $150.0 million in Omnipoint, of which $102.5 million was invested in Omnipoint preferred stock upon signing of the merger agreement in June 1999. The remaining $47.5 million was invested in Omnipoint preferred stock on October 1, 1999.

Prior to May 3, 1999, VS Washington was an 80.1% owned subsidiary of Western Wireless Corporation ("Western Wireless"). The remaining 19.9% was owned by Hutchison Telecommunications PCS (USA) Limited ("Hutchison"), a subsidiary of Hutchison Whampoa Limited, a Hong Kong company. On May 3, 1999, VS Washington was formally separated in a spin-off transaction from Western Wireless' other operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and financial statement presentation

The consolidated financial statements of VoiceStream and its consolidated subsidiaries include the accounts of all majority and minority-owned subsidiaries that are controlled by VoiceStream. Affiliates that are 20 percent to 50 percent owned are generally accounted for using the equity method. Intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements of VoiceStream for the years ended December 31, 2001, 2000 and 1999, reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows. Such adjustments include those of a normal, recurring nature and those related to the T-Mobile merger as described below.

The T-Mobile merger was accounted for as a purchase business combination and resulted in adjustment of the basis of our assets, liabilities and shareholders' equity to reflect fair value on the closing date of the merger. As a result of this new basis, our consolidated balance sheets, results of operations and cash flows for periods subsequent to May 31, 2001, the closing date of the merger, are not comparable to periods prior to the merger. The consolidated financial statements of VoiceStream for the year ended December 31, 2001, are presented as two distinct periods, the five months prior to the merger, and the period from June 1, 2001 to December 31, 2001, subsequent to the merger.

Cash equivalents and short-term investments

As of December 31, 2001, outstanding checks in excess of bank balances of $135.7 million are included in accrued liabilities. Cash equivalents are stated at cost, which approximates market value. We include highly liquid interest-earning investments purchased with an original maturity at time of purchase of three months or less as cash equivalents. Short-term investments consist of certificates of deposits and commercial paper with maturities between three months and twelve months from the date of purchase. These short-term investments are classified as available-for-sale securities and are recorded at market.

Capitalized interest

Our PCS licenses and wireless communications systems represent qualified assets pursuant to Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost." Our policy is to capitalize interest in new markets during the build-out phase until service is initiated for customers. We capitalized interest of $37.5 million in 2001 and $2.5 million in both 2000 and 1999, respectively.

Intangible assets

Licensing costs primarily represent costs incurred to acquire PCS licenses issued by the Federal Communication Commission ("FCC"). Amortization begins with the commencement of service to customers. Effective June 1, 2001, we began amortizing licenses over a period of 20 years. Prior to June 1, 2001, we amortized licenses over a period of 40 years.

Goodwill consists of the excess of the purchase price over the fair value of net assets acquired in purchase business combinations. At December 31, 2001, goodwill related primarily to the T-Mobile merger, and at December 31, 2000, related primarily to the Omnipoint and Aerial mergers. Goodwill is amortized over a period of 20 years.

Property and equipment and depreciation

Additions to property and equipment are recorded at cost. Major replacements and improvements are capitalized while general repairs and maintenance are expensed as incurred. Depreciation commences once the assets have been placed in service and is computed using the straight-line method over the estimated useful lives of the assets, which primarily range from three to forty years.

Long-lived assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed Of", VoiceStream periodically evaluates whether there has been any indication of impairment of its long-lived assets, including its licensing costs and other intangibles. As of December 31, 2001 and 2000, there has been no indication of such impairment.

Inventory

Inventory consists primarily of handsets, wireless data devices and accessories. Inventory is stated at the lower of cost or market, determined on an average cost basis where market is replacement cost.

Revenue recognition

Service revenues are based on customer usage and recognized at the time the service is provided. Access and special feature service revenues are recognized when earned. Sales of equipment, primarily handsets and wireless data devices, are recognized upon delivery to the customer. Prepaid coupon sales are deferred until service is provided. Customer activation fees are deferred and recognized over the average life of the customer relationship.

Income taxes

Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect when they are realized. A valuation allowance against deferred tax assets is recorded, if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We had valuation allowances of zero and $1.6 billion at December 31, 2001 and 2000, respectively.

Advertising expense

We expense costs of advertising as incurred. Advertising expense was $171.3 million ($53.4 million from January 1, 2001 through May 31, 2001 and $117.9 million from June 1, 2001 through December 31, 2001), $123.8 million and $23.4 million in 2001, 2000 and 1999, respectively.

Loss per common share

VoiceStream no longer presents loss per share information as our common shares are not publicly traded.

Stock-based compensation plans

We account for our stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. See Note 12 for discussion of the effect on net loss and other related disclosures had we accounted for these plans under SFAS No. 123, "Accounting for Stock-Based Compensation."

Fair value of financial instruments

At December 31, 2001 and 2000, the carrying values of cash, cash equivalents, short-term investments, receivables and accounts payable approximated fair value due to the short-term maturities of these instruments. The estimated fair values of other financial instruments with a carrying value materially different from their fair value based on quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows (dollars in thousands):

	AS OF DECEMBER 31, 2001		AS OF DECEMBER 31, 2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Long-term debt, including current portion	$ 1,861,518	$ 1,823,243	$ 5,751,999	$ 5,894,000
Preferred stock of consolidated subsidiary	$ —	$ —	$ 312,513	$ 848,000

Supplemental cash flow disclosure

Cash paid for interest (net of any amounts capitalized) was $418.1 million ($221.8 million from January 1, 2001 through May 31, 2001 and $195.3 million from June 1, 2001 through December 31, 2001), $401.8 million and $77.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Non-cash investing and financing activities, other than those discussed in Note 3, were as follows (dollars in thousands):

	JUNE 1, 2001 THROUGH DECEMBER 31, 2001	JANUARY 1, 2001 THROUGH MAY 31, 2001	FOR THE YEARS ENDED DECEMBER 31, 2000	FOR THE YEARS ENDED DECEMBER 31, 1999
Capital contribution of license to unconsolidated affiliate	$ 1,400	$ 7,500	$ —	$ —
Capital contribution of property and equipment to unconsolidated affiliate	$ 465,800	$ —	$ —	$ —
Capital contribution to CIVS IV (See Note 6)	$ 189,200	$ 38,000	$ —	$ —
Debt exchanges	$ —	$ —	$ 35,900	$ —
Exchange rights granted from additional paid-in capital (See Note 6)	$ —	$ 17,400	$ 14,900	$ 30,600
License exchanged for debt forgiveness from unconsolidated affiliate	$ 5,100	$ —	$ —	$ —
Tax effect on the exercise of stock options included in additional paid-in capital	$ 116,200	$ —	$ —	$ —
Stock dividend issued from additional paid-in capital	$ —	$ 173,300	$ 12,600	$ —
Conversion of preferred stock of consolidated subsidiary	$ —	$ 235,900	$ 777,000	$ —

Derivative instruments and hedging activities

SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138 requires that all derivative instruments be recorded on the balance sheet at their fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if so, the type of hedging transaction. We granted subsidiaries of Cook Inlet Region Inc. ("CIRI") exchange rights entitling them to certain rights, but no obligation, to exchange their ownership interests in Cook Inlet/VS GSM IV PCS Holdings, LLC ("CIVS IV"), and Cook Inlet/VS GSM V PCS Holdings LLC, ("CIVS V") for VoiceStream common shares, or cash, at VoiceStream's option (see Note 6). We do not enter into hedging activities for trading or speculative purposes and as of December 31, 2001, we are not a party to any derivative instruments or hedging activities that we believe will have a significant impact on our financial condition or results of operations.

Concentration of credit risk

Financial instruments that subject VoiceStream to concentrations of credit risk consist primarily of temporary cash investments, short-term investments, and accounts receivable. Our policy is to place our temporary cash investments with major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount on deposit with any one financial institution and continuously monitor their credit ratings. We have limited concentration of credit risk in accounts receivable as a result of the sale of handsets, wireless data devices and prepay cards to our dealer network. Our policy is to limit the amount of accounts receivable any one dealer carries and to continuously monitor the dealer account balances and agings.

Estimates used in financial statements

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States, we have made a number of estimates and assumptions in our reported asset and liability balances, and in our contingent asset and liability disclosures at the date of the financial statements and in our reported amounts of revenues and expenses for the reporting period. Some of the more significant estimates include the allowance for doubtful accounts, unbilled revenue accruals, inventory valuation reserves, and depreciation and amortization of long-lived assets. Actual results could differ from those estimates.

Deferred compensation plan

We have a deferred compensation plan ("the Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate. We match the participants' contributions to the Plan, subject to certain limits. During the years ended December 31, 2001, 2000 and 1999, we made matching contributions to the Plan of $7.0 million ($2.9 million from January 1, 2001 through May 31, 2001 and $4.1 million from June 1, 2001 through December 31, 2001) and $3.1 million and $1.7 million, respectively.

Segment reporting

We operate solely in one segment, wireless communication services. As of December 31, 2001 and 2000, essentially all of our assets are located in the United States. Our sales to international customers are currently not significant.

Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires companies to cease amortizing goodwill and other intangible assets with indefinite lives after December 31, 2001. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. We expect the impact on 2002 net loss associated with the discontinuation of goodwill amortization to be a pre-tax reduction of the loss of $1.1 billion. We have not completed our initial assessment of goodwill impairment. Upon adoption of this standard, any resulting impairment charges recorded may have a material impact on our results of operations. In connection with the upcoming implementation of SFAS No. 142, discussions are currently underway among a number of the major United States wireless carriers and the SEC regarding whether FCC wireless spectrum licenses represent indefinite lived assets subject to the provisions of SFAS No. 142. While there are some indications that treating licenses as indefinite lived assets may be appropriate, a number of related issues are being explored including how testing for impairment would be conducted. The outcome of these discussions is uncertain at this time as is the potential impact on our future results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement provides accounting and reporting standards for recognizing the cost associated with obligations related to the retirement of tangible long-lived assets. Under this statement, legal obligations associated with the retirement of long-lived assets are to be recognized at their fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the asset's useful life. Any subsequent changes to the fair value of the liability will be expensed. We will be required to adopt this statement no later than January 1, 2003. Based on our initial assessment, we do not expect the adoption of this statement to have a significant impact on our financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after December 15, 2001. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and replaces the provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of Segments of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of segments of a business. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Impairment of goodwill is not included in the scope of SFAS No. 144 and will be treated in accordance with SFAS No. 142. Under SFAS No. 144, long-lived assets are measured at the lower of carrying amount or fair value less cost to sell. We are required to adopt this statement no later than January 1, 2002. Based on our current assessment, we do not expect the adoption of this statement to have a significant impact on our financial condition or results of operations.

Reclassifications

Certain of the comparative figures in the prior period financial statements have been reclassified to conform to the current period presentation.

3. BUSINESS COMBINATIONS AND OTHER TRANSACTIONS

T-Mobile merger

As a result of the T-Mobile merger, we adjusted the basis of our assets, liabilities and shareholders' equity to reflect the purchase allocations recorded by T-Mobile (see Note 2). These non-cash adjustments resulted in the following balance sheet allocations as of May 31, 2001, the acquisition date (dollars in thousands):

	Book value	Adjustments	Fair value allocations
ASSETS			
Current assets	$ 1,791,477	$ (25,245)	$ 1,766,232
Property and equipment	3,893,851	(535,030)	3,358,821
Goodwill	8,879,259	7,841,798	16,721,057
Licensing costs and other intangible assets (excluding goodwill),	4,487,985	15,253,562	19,741,547
Other non-current assets and investments	495,761	(21,340)	474,421
	$ 19,548,333	$ 22,513,745	$ 42,062,078
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	$ 715,654	$ 30,035	$ 745,689
Long-term debt	5,742,670	415,438	6,158,108
Other long-term liabilities	—	23,135	23,135
Deferred tax liability	—	4,269,280	4,269,280
Minority interest in equity of consolidated subsidiaries	50,763	—	50,763
VoiceStream voting preferred stock	5,000,000	—	5,000,000
Common stock and paid-in capital	12,532,900	13,326,758	25,859,658
Deferred stock compensation	(5,869)	(38,686)	(44,555)
Accumulated other comprehensive loss	(16,191)	16,191	—
Accumulated deficit	(4,471,594)	4,471,594	—
	$ 19,548,333	$ 22,513,745	$ 42,062,078

Other acquisitions and license exchanges

Verizon (Trustee)

On June 14, 2001, we purchased licenses and operating assets located primarily in Cincinnati and Dayton, OH (both 20 MHz of B Block spectrum) for approximately $200 million from the Department of Justice-appointed Trustee overseeing the operation and divestiture of the former GTE Cincinnati-Dayton PCS properties owned by Verizon Communications, Inc. ("Verizon").

Cingular license exchange

On May 11, 2001, we completed the exchange of licenses covering approximately 35 million people with Cingular Wireless LLC ("Cingular"). Cingular acquired from VoiceStream 10 MHz of spectrum in the New York MTA, as well as 10 MHz in each of the St. Louis and Detroit Basic Trading Areas ("BTAs"). VoiceStream acquired from Cingular 10 MHz of spectrum in the Los Angeles and San Francisco Major Trading Areas ("MTAs"), which cover most of California and Nevada. No gain or loss was recognized from this transaction.

AT&T Wireless

On March 29, 2001, we exchanged certain D and E Block 10 MHz licenses in Detroit, MI, Flint, MI, Poplar Bluff, MO, Rolla, MO, Mt. Vernon-Centralia, IL, St. Louis, MO and Albany, NY for portions of certain A Block 10 MHz licenses held by AT&T Wireless PCS, LLC ("AT&T Wireless") in Phoenix, AZ, Bloomington, IL, Little Rock, AR and Puerto Rico and $11.7 million in cash. The licenses were recorded at $200.5 million and a gain of $11.7 million was recorded in other income for the three months ended March 31, 2001. Neither party assumed any liabilities related to the exchanged licenses.

Pocket Communications and Leap Wireless

On February 12, 2001, CIVS IV, an unconsolidated entity in which we hold a non-controlling interest, purchased 12 C Block licenses in Las Vegas, NV, New Orleans, LA, Houma-Thibodaux, LA, Omaha, NE, Sandusky, OH, Adrian, MI, Battle Creek, MI, Grand Rapids, MI, Jackson, MI, Muskegon, MI, Toledo, OH and Pittsburg-Parsons, KS from Pocket Communications for $195 million. In a separate agreement, 8 of these licenses were sold to Leap Wireless, Inc. for $51 million in cash and 348,878 shares of Leap Wireless common stock on April 5, 2001. The common shares were subsequently sold in April 2001, resulting in a gain of $2.3 million.

FCC Auction 35

On January 26, 2001, upon completion of the FCC Auction 35 bid process, we were the high bidder on 19 PCS licenses with bids totaling $482.7 million. Additionally, CIVS V, a consolidated entity in which we hold a non-controlling ownership interest, was the high bidder on 22 PCS licenses with high bids totaling $506.4 million. The FCC announced on July 27, 2001 that it was prepared to grant seven of the 19 PCS licenses for which VoiceStream was the high bidder, and one of the 22 PCS licenses for which CIVS V was the high bidder. On August 10, 2001, VoiceStream and CIVS V paid the balances owed on the eight licenses of $7.4 million to the FCC and were granted the licenses.

The ungranted licenses for which we and CIVS V were the high bidders were originally held either by NextWave Communications, Inc. ("NextWave") or Urban Communicators, both of which declared bankruptcy. The FCC has not granted these remaining licenses due to pending administrative and judicial challenges related to the auction process, including a decision issued by the United States Court of Appeals for the District of Columbia Circuit on June 22, 2001. The court held that the FCC had erroneously cancelled licenses previously acquired by NextWave in earlier auctions, when NextWave, upon declaring bankruptcy, failed to make installment payments for those licenses. On August 31, 2001, the Wireless Telecommunications Bureau of the FCC released a Public Notice announcing that NextWave's licenses returned to active status, although the Public Notice was qualified by a recognition that ongoing regulatory proceedings before the FCC could affect the status of the NextWave licenses. Further, the FCC as well as certain Auction 35 high bidders filed petitions with the United States Supreme Court seeking review of the Court of Appeals' decision, which are still pending. VoiceStream and CIVS V are part of a coalition that was attempting to negotiate a settlement by which the subject licenses would be granted to the Auction 35 high bidders; however, settlement discussions have recently been suspended. It is uncertain, whether any settlement will be finalized or whether the remaining Auction 35 licenses will be granted to the high bidders.

STPCS

On January 22, 2001, we purchased the assets of STPCS Joint Venture, LLC ("STPCS"). Through its operating company, SOL Communications Inc., STPCS held licenses and assets in South Texas. Pursuant to the terms of the agreement, we purchased STPCS's licenses and related assets for $297 million in cash. In addition, STPCS's F block licenses and certain related assets were purchased by CIVS IV for $9 million.

4. PROPERTY AND EQUIPMENT

Our property and equipment were adjusted to fair value at May 31, 2001 (see Note 2). The accumulated depreciation balance at December 31, 2001, includes depreciation expense for the seven month period subsequent to the T-Mobile merger.

(dollars in thousands)	USEFUL LIVES	AS OF DECEMBER 31, 2001	2000
Land, buildings and improvements	5 - 40 years	$ 140,713	$ 108,510
Wireless communications systems	5 - 10 years	2,523,796	2,444,112
Furniture and equipment	3 - 5 years	637,800	361,909
		3,302,309	2,914,531
Accumulated depreciation		(384,372)	(740,956)
		2,917,937	2,173,575
Construction in progress		472,166	1,293,975
		$ 3,390,103	$ 3,467,550

Depreciation expense was $713.4 million ($305.8 million from January 1, 2001 through May 31, 2001 and $407.6 million from June 1, 2001 through December 31, 2001), $390.0 million and $133.9 million in 2001, 2000 and 1999, respectively.

5. INTANGIBLE ASSETS

Our intangible assets were adjusted to fair value at May 31, 2001 (see Note 2). The accumulated amortization at December 31, 2001, includes amortization expense for the seven month period subsequent to the T-Mobile merger.

Goodwill

(dollars in thousands)	USEFUL LIFE	AS OF DECEMBER 31, 2001	2000
Goodwill	20 years	$ 16,754,319	$ 9,424,180
Accumulated amortization		(488,529)	(348,575)
		$ 16,265,790	$ 9,075,605

Goodwill amortization expense was $684.8 million ($196.3 million from January 1, 2001 through May 31, 2001 and $488.5 million from June 1, 2001 through December 31, 2001), $339.7 million and $0 in 2001, 2000 and 1999, respectively.

Licensing costs and other intangible assets

(dollars in thousands)	USEFUL LIVES	AS OF DECEMBER 31, 2001	2000
Licensing costs	20 years	$ 19,240,039	$ 3,714,051
Lease rights	10 years	—	57,066
Subscriber list	7 years	579,630	—
Tradename	1-4 years	300,000	—
Other intangible assets	3 - 40 years	—	175,123
		20,119,669	3,946,240
Accumulated amortization		(632,400)	(118,923)
		$ 19,487,269	$ 3,827,317

Effective June 1, 2001, we changed our amortization period for licenses from 40 years to 20 years. Amortization expense for licensing costs and other intangible assets was $693.1 million ($57.3 million from January 1, 2001 through May 31, 2001 and $635.8 million from June 1, 2001 through December 31, 2001), $81.1 million and $6.9 million in 2001, 2000 and 1999, respectively.

6. INVESTMENTS IN AND ADVANCES TO AFFILIATES

We have entered into joint venture agreements and made other equity investments in operating companies primarily to obtain coverage for our customers in geographic areas where we could not otherwise obtain licenses, to share the cost of building and operating wireless networks and to promote the continued growth and expansion of GSM networks in North America. Since these entities are often in the early stages of building and operating wireless networks, they are generally expected to incur significant operating losses for an extended period of time and have significant capital requirements for the purchase of licenses and the build-out of the networks. The entities are typically funded initially with investments by the partners, but in some cases, also may incur substantial third party debt to acquire licenses and build networks. In circumstances where we do not control the ventures or other entities, we generally use the equity method of accounting to reflect our interests in the results of operations of the entity. Where control exists through voting rights or other means, we consolidate the results of operations into our own.

Our investments in and advances to unconsolidated affiliates were adjusted to fair value at May 31, 2001 (see Note 2).

(dollars in thousands)	AS OF DECEMBER 31, 2001	2000
GSM Facility	$ 475,405	$ —
CIVS IV	350,394	212,209
CIVS V	—	74,915
Microcell	92,144	209,758
Other	77,033	1,987
	$ 994,976	$ 498,869

Cingular Joint Venture (GSM Facility)

On November 1, 2001, pursuant to formation and contribution agreements, we entered into a joint venture with Cingular to share certain GSM network infrastructures and the costs of expanding and operating them. Under the terms of the agreement, VoiceStream contributed its network assets in the New York BTA and Cingular contributed its network assets in the Los Angeles and San Francisco MTAs that cover most of California and parts of Nevada. VoiceStream and Cingular did not contribute licenses to the joint venture. Both VoiceStream and Cingular will independently market services under their respective brand names and bill and support their own customers in each of the markets. Network assets necessary for each party to perform proprietary customer-related functions were not contributed to the joint venture. The joint venture may be terminated under certain circumstances including mutual agreement of the parties. In the event the joint venture is terminated, under certain circumstances, the parties may have the right to exchange certain licenses with the other member.

We account for the joint venture using the equity method. The joint venture will operate and expand the network infrastructure in the two markets. Network operating costs incurred by the joint venture will be recovered from the partners based on their proportionate interest in each network. The joint venture will generate losses generally equal to the depreciation charges on network assets. Network capital costs will be shared by the partners based on usage and will be funded through future capital contributions.

Designated Entities

The FCC, which regulates the sale and use of the radio wave spectrum by which PCS service is provided in the United States, has granted a narrow category of entities ("Designated Entities") the exclusive right to bid for and own "closed" C and F Block licenses for the initial five-year period following the award of the licenses. VoiceStream does not qualify as a Designated Entity, and so in order to continue expanding service to VoiceStream customers, we currently hold non-controlling ownership interests in two companies that qualify as Designated Entities, CIVS IV and CIVS V. These two companies are controlled by CIRI (hereafter referred to as the "CIRI Designated Entities"). Through wholesale reseller and other contractual arrangements, VoiceStream customers can obtain service in territories covered by the C and F Block licenses that are owned and operated by the CIRI Designated Entities.

CIVS IV

CIVS IV, a Delaware limited liability company, was formed in October 2000 for the purpose of acquiring and operating licenses subject to the FCC's Designated Entity rules. CIVS IV is controlled by Cook Inlet Mobile Corporation ("Cook Inlet Mobile"), a subsidiary of CIRI. We have 83.65% economic interest in CIVS IV and record 83.65% of CIVS IV's losses as equity in earnings (loss) of unconsolidated affiliates, however we use the equity method to account for our investment as we have a non-controlling voting interest in the entity.

In connection with the formation of CIVS IV, we granted Cook Inlet Mobile exchange rights entitling Cook Inlet Mobile to certain rights, but no obligation, to exchange its ownership interest in CIVS IV for VoiceStream common shares. As a result of the T-Mobile merger, Cook Inlet Mobile may elect to exchange its ownership interest for a combination of cash and Deutsche Telekom shares. Cook Inlet Mobile's exchange rights are conditioned by the FCC's Designated Entity rules and our legal ability to hold C and F block licenses at the time of the exchange under such rules. The grant of the exchange rights resulted in an additional investment in CIVS IV, which is amortized over the life of the exchange right. The related exchange right liability is recorded in accrued liabilities and is adjusted to fair value through other income/expense at each balance sheet date. The exchange right liability related to CIVS IV was $9.1 million at December 31, 2001. Cook Inlet Mobile has recently elected to exchange its interest in CIVS IV with VoiceStream for cash and Deutsche Telekom common stock. The exchange is currently pending approval by the FCC.

CIVS V

CIVS V, a Delaware limited liability company, was formed in October 2000 for the purpose of acquiring and operating licenses subject to the FCC's Designated Entity rules. CIVS V is controlled by Cook Inlet Wireless, Inc. ("Cook Wireless"), a subsidiary of CIRI. We used the equity method to account for our investment in CIVS V through 2000, and began consolidating CIVS V on January 1, 2001 based on the terms of the exchange rights agreement discussed below, however, we do not have a controlling voting interest in the entity. At December 31, 2001, CIVS V had assets totaling $103.9 million primarily made up of FCC deposits which relate to the as yet ungranted Nextwave licenses from Auction 35 for which CIVS V was the high bidder. See Note 3 for discussion of these licenses.

On February 12, 2001, we granted Cook Wireless exchange rights entitling Cook Wireless to certain rights, but no obligation, to exchange its ownership interest in CIVS V for VoiceStream common shares, or cash, at VoiceStream's option. As a result of the T-Mobile merger, the value of the consideration Cook Wireless will be entitled to receive if it exercises its exchange rights will be the greater of the sum of the amount Cook Wireless contributes to CIVS V, plus interest at the rate specified in the agreement or the value of (a) the merger consideration Cook Wireless would have received if it had exercised the exchange rights at the time of the T-Mobile merger, plus (b) the value of dividends and distributions paid or payable to holders of such consideration from the date of the T-Mobile merger to the date of the closing of the exchange rights plus (c) interest on the cash portion of such consideration at the rate specified in the agreement. The consideration may be paid in cash or Deutsche Telekom shares at Deutsche Telekom's option. These exchange rights are conditioned on the FCC's Designated Entity rules and our legal ability to hold C and F block licenses at the time of the exchange under such rules. The grant of the exchange rights resulted in an additional investment in CIVS V, which is eliminated upon consolidation. The related exchange right liability is recorded in accrued liabilities and is adjusted to fair value through other income/expense at each balance sheet date. The exchange right liability related to CIVS V was $15.2 million at December 31, 2001.

Microcell Investment

On February 28, 2000, we invested $274.6 million in Class A shares of Microcell Telecommunications Inc. ("Microcell"), a Canadian GSM service provider. The per share transaction price was equal to the closing market price of Microcell's publicly traded Class B Non-Voting shares on the Nasdaq National Market System on January 6, 2000. We invested an additional $9.7 million in Class B shares of Microcell in January 2001, and $32.5 million in the fourth quarter of 2001.

The Class A shares constitute approximately 15% of the issued and outstanding equity securities of Microcell. Class A shares are non-voting but are convertible at any time into common shares, which are voting (subject to Canadian foreign ownership restrictions). If fully converted, these common shares would represent a 22.6% voting interest in Microcell. Additionally, VoiceStream is entitled to designate two members of Microcell's Board of Directors. The investment is being accounted for using the equity method.

Other

Other investments in and advances to unconsolidated affiliates include a receivable from Powertel, Inc. ("Powertel"), a wholly-owned subsidiary of T-Mobile (see Note 14).

7. ACCRUED LIABILITIES

(dollars in thousands)	AS OF DECEMBER 31, 2001	2000
Accrued payroll and benefits	$ 207,070	$ 182,827
Accrued interest payable	79,204	51,154
Accrued property taxes and other taxes	116,922	84,144
Outstanding checks in excess of cash balance	135,685	—
Other	108,709	86,496
	$ 647,590	$ 404,621

8. LONG-TERM DEBT AND NOTES PAYABLE TO AFFILIATES

The carrying value of our long-term debt was adjusted to fair value at May 31, 2001 (see Note 2). The adjustment resulted in a premium of $415.4 million. The premium is being amortized to interest expense over the remaining terms of the related debt instruments.

	AS OF DECEMBER 31,	
(dollars in thousands)	2001	2000
Credit facilities:		
Term loans	$ —	$ 2,425,000
Vendor facility	—	750,000
Revolvers	—	150,000
Senior Notes:		
10 3/8% Senior Notes, due in 2009	1,123,137	1,727,904
11 7/8% Senior Discount Notes, due in 2009	468,000	720,000
11 5/8% Senior Notes, due in 2006	—	4,582
11 1/2% Senior Notes, due in 2009	144,900	205,000
FCC license obligations	—	32,113
	1,736,037	6,014,599
Unamortized premium (discount), net	125,481	(262,600)
Current portion of long-term debt	—	(32,113)
	$ 1,861,518	$ 5,719,886
Long-term notes payable to affiliates	$ 4,110,393	$ —

During 2001, we repaid all outstanding borrowings under our credit facilities and cancelled the related lending agreements. We also repaid $4.6 million of 11 5/8% Senior Notes due in 2006, $604.8 million of 10 3/8% Senior Notes due in 2009, $252.0 million of 11 7/8% Senior Notes due in 2009 and $60.1 million of 11 1/2% Senior Notes due in 2009. These repayments were funded by an equity infusion of $876.0 million from Deutsche Telekom. The notes relating to these borrowings, which are due in 2010, bear interest at the six-month LIBOR rate plus 0.95%.

Our 10 3/8% Senior Notes accrue interest at the rate of 10 3/8% per annum payable semiannually and mature on November 15, 2009. Our 11 7/8% Senior Discount Notes accrue interest at a rate of 11 7/8% per annum and will be payable semiannually commencing on May 15, 2005 and mature on November 15, 2009. Our 11 1/2% Senior Notes accrue interest at 11 1/2% payable semiannually and mature on September 15, 2009. The Senior Note indentures contain affirmative and negative covenants, including financial covenants, and provide for various events of default. As of December 31, 2001, we were in compliance with these covenants.

Maturities

At December 31, 2001, there were no principal maturities of long-term debt due prior to 2006.

9. COMMITMENTS AND CONTINGENCIES

Commitments

Future minimum payments required under operating leases and agreements that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2001, are summarized below (dollars in thousands):

Years ending December 31,	
2002	$ 207,329
2003	206,198
2004	207,631
2005	208,176
2006	209,970
Thereafter	174,348
	$ 1,213,652

Aggregate rental expense for all operating leases was $270.3 million ($105.1 million from January 1, 2001 through May 31, 2001 and $165.2 million from June 1, 2001 through December 31, 2001), $142.8 million and $32.1 million in 2001, 2000 and 1999, respectively.

In order to ensure adequate supply and availability of certain infrastructure equipment and services, VoiceStream has committed to purchase PCS equipment from various suppliers. At December 31, 2001, there is approximately $113.0 million remaining under these commitments that has not been delivered.

VoiceStream and its affiliates have various other purchase commitments for materials, supplies and other items incident to the ordinary course of business which are neither significant individually nor in the aggregate. Such commitments are not at prices in excess of current market value.

Contingencies

On May 3, 1999, Western Wireless distributed its entire 80.1% interest in VoiceStream's common shares to its stockholders. Prior to this "spin-off," Western Wireless obtained a favorable ruling from the IRS indicating that the spin-off would not result in the recognition of gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a "prohibitive plan," that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of VoiceStream's stock. Acquisitions of 50% or more of VoiceStream's stock occurring during the four year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, VoiceStream believes that the spin-off, the subsequent Omnipoint and Aerial mergers, certain investments by Hutchison and Sonera Corporation ("Sonera") and the T-Mobile merger were not pursuant to a "prohibitive plan."

VoiceStream has agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of such gain that Western Wireless would recognize would be equal to the difference between the fair market value of VoiceStream common shares at the time of the spin-off and Western Wireless' adjusted tax basis in such shares at the time. The estimated range of possible liability of VoiceStream, not including interest and penalties, if any, is from zero to $400 million.

10. VOTING PREFERRED STOCK

On September 6, 2000, VoiceStream issued and sold to Deutsche Telekom 3,906,250 shares of its Voting Preferred Stock, par value $0.001 per share, for an aggregate purchase price of $5 billion. Each share has a liquidation preference of $1,280 per share. Following the T-Mobile merger, the conversion feature was eliminated and VoiceStream has the option of redeeming these shares beginning December 31, 2020. The shares are redeemable at the option of the holder beginning December 31, 2030.

11. INCOME TAXES

Significant components of deferred income tax assets and liabilities, net of tax, are as follows (dollars in thousands):

	AS OF DECEMBER 31,	
	2001	2000
Deferred tax liabilities:		
Intangible assets	$ (6,987,665)	$ (705,809)
Bond premium	(21,904)	—
Other	(18,904)	—
Total deferred tax liabilities	$ (7,028,473)	$ (705,809)
Deferred tax assets:		
Property and equipment	$ 103,770	$ 1,904
Start-up expenditures capitalized for tax purposes	20,081	20,081
Allowance for doubtful accounts	45,791	39,170
NOL carryforwards	3,293,545	2,202,264
Other	—	15,145
Total deferred tax assets	3,463,187	2,278,564
Valuation reserve	—	(1,572,755)
Net deferred tax assets (liabilities)	$ (3,565,286)	$ —

We have approximately $8.0 billion in net operating loss ("NOL") carryforwards at December 31, 2001. The NOL carryforwards will expire between 2008 and 2021. The valuation allowance decreased $1.6 billion in 2001, bringing it to zero, and increased $1.1 billion and $216.9 million in 2000 and 1999, respectively. Our ability to utilize the NOLs in any given year may be limited by certain events, including a significant change in ownership interest. The extent of such limitations, if any, has not yet been determined.

Prior to the T-Mobile merger on May 31, 2001, we believed that available objective evidence, including recurring operating losses resulting primarily from the development of our PCS business, created sufficient uncertainty regarding the realization of the net deferred tax assets. Accordingly, a valuation allowance was provided for our net deferred tax assets prior to May 31, 2001.

As a result of the T-Mobile merger, certain assets and liabilities were adjusted to fair market value. As the tax bases of these assets and liabilities were not affected by the T-Mobile merger, this resulted in our recording deferred tax assets and liabilities to reflect these differences in basis in accordance with SFAS No. 109. Deferred tax liabilities are greater than the deferred tax assets at December 31, 2001. We do not believe that a valuation allowance is warranted at December 31, 2001 as the deferred tax liabilities are anticipated to offset the deferred tax assets.

The reconciliation between our effective tax rate and the United States federal income tax rate is as follows:

	JUNE 1, 2001 THROUGH DECEMBER 31, 2001	JANUARY 1, 2001 THROUGH MAY 31, 2001
Federal income tax rate	35.00%	35.00%
State taxes, net of federal benefit	3.51%	3.67%
Goodwill	(9.28%)	(4.91%)
Preferred stock	—	(0.14%)
Valuation allowance	—	(29.98%)
Other	(0.50%)	(0.03%)
Effective tax rate before merger costs	28.73%	3.61%
Merger charges	(0.03%)	(3.61%)
Effective tax rate	28.70%	—

For the years ended December 31, 2000 and 1999, the difference between the statutory tax rate of approximately 40% (35% federal and 5% state, net of federal benefits) and the tax benefit of zero recorded is due to our full valuation allowance against net deferred tax assets.

12. STOCK-BASED COMPENSATION PLANS

Stock-based compensation plans

At December 31, 2001, 22,091,400 shares were subject to options outstanding under the Management Incentive Stock Option Plan (the "Option Plan"), dated 1999, and amended as a result of the T-Mobile merger on May 31, 2001. The Option Plan provides for the issuance of up to 8 million additional shares of Deutsche Telekom common stock as either Non-qualified Stock Options or as Incentive Stock Options plus that number of ordinary shares or American Depository Receipts ("ADRs"), as applicable, deliverable upon the exercise of the VoiceStream rollover options, as defined in the Agreement and Plan of Merger between Deutsche Telekom and VoiceStream. The vesting period and option term is determined by the option administrator. Options typically vest over a four year period and have a term of up to 10 years.

On May 31, 2001, as a result of the T-Mobile merger, each VoiceStream stock option was converted into an option to acquire, from a trust established for the benefit of holders of VoiceStream stock options, 3.7647 Deutsche Telekom ADRs for each VoiceStream common share subject to that VoiceStream option. The exercise price per Deutsche Telekom ADR for each of these options will be the exercise price per VoiceStream common share applicable to that option before the completion of the merger, divided by 3.7647. We recorded deferred compensation of $44.6 million related to unvested options due to the T-Mobile purchase price allocations, of which $8.7 million was amortized as compensation expense from June 1, 2001 through December 31, 2001.

On May 3, 1999, as a result of the Western Wireless spin-off, all unvested outstanding options held by VoiceStream employees were converted from Western Wireless options to VoiceStream options. Additionally, all VoiceStream employees with vested, outstanding options were issued an additional option in VoiceStream for each vested, outstanding option they held as well as maintaining the existing option in Western Wireless. The number of options and related strike price varied to maintain the original economic value to the employee. In accordance with EITF 90-9, we recorded deferred compensation of $69.0 million, of which $2.5 million, $15.6 million and $50.4 million was recognized as deferred compensation expense from January 1, 2001 through May 31, 2001 and for the years ended December 31, 2000 and 1999, respectively. The remaining balance of deferred compensation of $0.5 million was eliminated in the T-Mobile purchase accounting.

Under VoiceStream's 1999 Restricted Stock Plan ("Restricted Stock Plan"), 292,119 shares had been awarded to key executives through December 31, 2000. The Board of Directors determined not to issue any additional awards under the Restricted Stock Plan after December 31, 2000. The restricted stock awards vested upon meeting specific performance goals. The compensation associated with the restricted grants (i.e. the difference between the market price of VoiceStream's common stock on the date of grant and as subsequently adjusted for fair market value adjustments and the exercise price) was amortized over the vesting periods. In 2000 and 1999, respectively, we recorded deferred compensation of $34.2 million and $17.0 million pursuant to fair market value adjustments for the underlying shares in the Restricted Stock Plan. We recognized deferred compensation expense of $35.4 million and $10.3 million related to this plan in 2000 and 1999, respectively. The remaining balance of deferred compensation of $5.5 million was eliminated in the T-Mobile purchase accounting.

VoiceStream accounts for its stock compensation plans following the guidelines of APB Opinion No. 25 and related interpretations. Had compensation cost been determined based upon the fair value at the grant dates for awards under these plans consistent with the method defined in SFAS No. 123, VoiceStream's net loss would have increased to the pro forma amounts indicated below (dollars in thousands):

	JUNE 1, 2001 THROUGH DECEMBER 31, 2001	JANUARY 1, 2001 THROUGH MAY 31, 2001	FOR THE YEARS ENDED DECEMBER 31, 2000	1999
Net loss:				
As reported	$ (1,460,201)	$ (1,153,501)	$ (2,094,389)	$ (454,739)
Pro forma	$ (1,469,613)	$ (1,162,996)	$ (2,168,578)	$ (497,159)

For the purpose of this pro forma calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	FOR THE YEARS ENDED DECEMBER 31, 2001	2000	1999
Weighted average risk free interest rate	5.50% to 5.98%	5.56% to 6.48%	5.61% to 6.41%
Expected dividend yield	3.25%	0%	0%
Expected volatility	47%	87%	75%
Expected lives	7.5 years	7.1 years	7.5 years

The Black-Scholes option-pricing model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

Options granted, exercised and canceled are summarized as follows (in thousands, except per share data):

	JUNE 1, 2001 THROUGH DECEMBER 31, 2001		JANUARY 1, 2001 THROUGH MAY 31, 2001		FOR THE YEARS ENDED DECEMBER 31, 2000		1999	
	SHARES	WEIGHTED AVERAGE PRICE PER SHARE	SHARES	WEIGHTED AVERAGE PRICE PER SHARE	SHARES	WEIGHTED AVERAGE PRICE PER SHARE	SHARES	WEIGHTED AVERAGE PRICE PER SHARE
Outstanding, beginning of period	6,444	$ 58.27	7,663	$ 34.02	4,135	$ 8.52	—	$ —
Adjustment for .075% stock dividend	—	—	65	—	—	—	—	—
Conversion of historical VoiceStream options	(6,444)	(58.27)	—	—	—	—	—	—
Adjustment for Deutsche Telekom merger	24,278	15.36	—	—	—	—	—	—
Options granted	—	—	1,914	83.89	1,399	112.75	4,899	8.00
Options assumed	—	—	—	—	6,289	19.32	—	—
Options exercised	(1,639)	3.21	(3,069)	14.03	(3,910)	15.39	(764)	5.19
Options cancelled	(549)	17.47	(129)	53.53	(250)	29.16	—	—
Outstanding, end of period	22,090	16.21	6,444	58.27	7,663	34.02	4,135	8.52
Exercisable, end of period	6,299	9.88	1,888	32.01	3,758	13.57	2,232	6.06

The weighted average fair value of stock options granted per share was $35.57, $92.10 and $25.97 in 2001, 2000 and 1999, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001 (in thousands, except per share data):

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.00 - $ 7.60	7,515	6.0	$ 2.66	$ 3,828	$ 2.44
7.61 - 15.20	2,875	6.3	8.47	953	8.60
15.21 - 22.80	85	7.7	17.58	38	17.59
22.81 - 30.39	10,056	8.5	26.26	1,100	29.34
30.40 - 37.99	1,553	8.3	30.98	380	30.98
$ 0.00 - $ 37.99	22,084	7.4	$ 16.21	$ 6,299	$ 9.88

13. SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly consolidated financial information for the years ended December 31, 2001 and 2000 is as follows (dollars in thousands):

QUARTERS ENDED	TOTAL REVENUES	OPERATING LOSS	NET LOSS
March 31, 2000*	$ 258,444	$ (119,116)	$ (203,330)
June 30, 2000*	$ 456,256	$ (264,149)	$ (414,224)
September 30, 2000*	$ 566,615	$ (507,438)	$ (657,325)
December 31, 2000*	$ 653,758	$ (562,794)	$ (806,975)
March 31, 2001	$ 732,054	$ (480,493)	$ (651,212)
June 30, 2001	$ 817,238	$ (575,075)	$ (721,572)
September 30, 2001	$ 870,775	$ (825,149)	$ (633,393)
December 31, 2001	$ 959,234	$ (719,869)	$ (607,525)

---

* Certain reclassifications have been made to the quarterly revenue amounts to conform to the annual presentation.

14. RELATED PARTY TRANSACTIONS:

VoiceStream is party to technical service agreements and reciprocal wholesale agreements with the CIRI Designated Entities which entitle each party to utilize airtime on the other's spectrum, and/or utilize wireless system infrastructure, in certain agreed upon markets. The agreements are structured such that each party performs as a reseller for the other and related fees are charged and paid between the parties. Through 2001, we earned revenues of $34.6 million ($3.6 million from January 1, 2001 through May 31, 2001 and $31.0 million from June 1, 2001 through December 31, 2001) and incurred expenses of $39.8 million ($3.8 million from January 1, 2001 through May 31, 2001 and $36.0 million from June 1, 2001 through December 31, 2001) related to these agreements, as compared to revenues of $113.8 million and expenses of $138.1 million for the year ended December 31, 2000.

After our spin-off from Western Wireless, the NOL carryforwards resulting from VoiceStream's cumulative tax losses were transferred from Western Wireless to VoiceStream. Pursuant to a tax sharing agreement entered into at the time of the Hutchison investment, we paid Western Wireless $20.0 million for the estimated tax benefit of NOLs generated while we were a subsidiary of Western Wireless. This was accounted for as a capital adjustment to Western Wireless in 1999. In 2001, as a result of Western Wireless retaining a portion of the NOLs generated by VoiceStream before the spin-off pursuant to the Tax Sharing agreement between the companies, Western Wireless paid VoiceStream approximately $24.5 million, which was recorded as a capital adjustment.

Following the T-Mobile merger, Powertel's employees became employees of VoiceStream and we charge Powertel for the compensation and benefit costs of our employees working exclusively on Powertel business. Certain centralized costs are incurred by VoiceStream and are allocated to Powertel, a subsidiary of T-Mobile. Such allocations include the costs of accounting and other administrative functions. These costs are allocated to the respective operational units in a manner that reflects the relative time and associated costs devoted to each of the operational units. Powertel was allocated costs of $19.1 million for the period from June 1, 2001 through December 31, 2001. At December 31, 2001, we have an intercompany receivable due from Powertel of $71.2 million as a result of the allocations as discussed above and transfers of certain fixed assets, inventory and other balance sheet items. This receivable is included on the balance sheet in investments and advances from unconsolidated affiliates.

15. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, we repaid $134.5 million of our 10 3/8% Senior Notes due on 2009, $10.0 million of our 11 5/8% Senior Notes due 2006, and $15.0 million of our 11 1/2% Senior Notes due 2009. These repayments were funded by borrowings from Deutsche Telekom of $159.5 million.

Subsequent to December 31, 2001, CIRI has submitted their put exercise notice to VoiceStream for the conversion of their ownership interest in CIVS IV. The exchange is pending approval by the FCC and is expected to close by the end of the second quarter, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 4, 2002

VOICESTREAM WIRELESS CORPORATION

By /s/ JOHN W. STANTON
John W. Stanton
Chairman of the Board, Director and
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
By: /s/ JOHN W. STANTON John W. Stanton	Chairman of the Board, Director and Chief Executive Officer (Principal Executive Officer)	March 4, 2002
By: /s/ ROBERT R. STAPLETON Robert R. Stapleton	President and Director	March 4, 2002
By: /s/ BRIAN W. KIRKPATRICK Brian W. Kirkpatrick	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	March 4, 2002
By: /s/ DONALD GUTHRIE Donald Guthrie	Vice Chairman and Director	March 4, 2002
By: /s/ ALLYN P. HEBNER Allyn P. Hebner	Vice President and Controller (Principal Accounting Officer)	March 4, 2002
By: /s/ DR. KARL-GERHARD EICK Dr. Karl-Gerhard Eick	Director	March 4, 2002
By: /s/ JEFFREY A. HEDBERG Jeffrey A. Hedberg	Director	March 4, 2002
By: /s/ MAX HIRSCHBERGER Max Hirschberger	Director	March 4, 2002
By: /s/ KAI-UWE RICKE Kai-Uwe Ricke	Director	March 4, 2002

REPORT OF INDEPENDENT ACCOUNTANTS ON SCHEDULE

To VoiceStream Wireless Corporation:

We have audited in accordance with generally accepted auditing standards in the United States, the financial statements of VoiceStream Wireless Corporation and subsidiaries as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 included in this Form 10-K, and have issued our report thereon dated February 7, 2001. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The accompanying schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole for the periods discussed above.

/s/ ARTHUR ANDERSEN LLP Seattle, Washington, February 7, 2001

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS

(dollars in thousands)	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES(1)	DEDUCTIONS(2)	OTHER(3)	BALANCE AT END OF PERIOD
Year ended December 31, 1999	$ 5,715	$ 37,000	$ (25,233)	$ —	$ 17,482
Year ended December 31, 2000	$ 17,482	$ 162,800	$ (113,618)	$ 33,936	$ 100,600
Year ended December 31, 2001	$ 100,600	$ 252,793	$ (241,498)	$ 7,899	$ 119,794

(1) For the year ended December 31, 2001, amounts charged to costs and expenses were $91.5 million from January 1, 2001 through May 31, 2001 and $161.3 million from June 1, 2001 through December 31, 2001.

(2) Write-offs, net of bad debt recovery.

(3) Recorded in purchase accounting adjustments.

ANDERSEN

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated February 7, 2001, on the 2000 and 1999 consolidated financial statements of VoiceStream Wireless Corporation and Subsidiaries included in this Form 6-K into Deutsche Telekom AG's previously filed Registration Statement File No. 333-12096. It should be noted that we have not audited any financial statements of VoiceStream Wireless Corporation and Subsidiaries subsequent to December 31, 2000, or performed any audit procedures subsequent to February 7, 2001.

Arthur Andersen LLP

Seattle, Washington
April 18, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-12096) of Deutsche Telekom AG of our reports dated January 18, 2002 relating to the financial statements and financial statement schedule of VoiceStream Wireless Corporation and subsidiaries at December 31, 2001 and for the periods from January 1, 2001 through May 31, 2001 and from June 1, 2001 through December 31, 2001, which appear in this current report on Form 6-K of Deutsche Telekom AG.

PricewaterhouseCoopers LLP

Seattle, Washington
April 18, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: April 22, 2002

By: ______________________
Name: Rolf Ewenz-Sandten
Title: Vice President